UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 3
NewLead Holdings Ltd.
(Name of Issuer)
Common Shares, par value $0.01 per share
(Title of Class of Securities)
G64626 115
(CUSIP Number)
Michail S. Zolotas
GRANDUNION INC.
8 Zerva Nap., Glyfada
Athens 166 75 Greece
+30 (210) 428-8520
Copy to:
Kenneth R. Koch, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, New York 10017
(212) 935-3000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
January 2, 2012
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G64626 115

1	NAMES OF REPORTING PERSON GRANDUNION INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		2,059,474

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,059,474

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,059,474

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13D

CUSIP No.	G64626 115

1	NAMES OF REPORTING PERSON FOCUS MARITIME CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		16,100,001[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,100,001[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,100,001[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Focus is the beneficial owner of these shares, which include 13,877,778 Common Shares that may be issued upon conversion of the $124.9 million outstanding principal amount of convertible notes. Upon conversion of the convertible notes, Focus will have the sole power to vote or to direct the vote of, and to dispose or direct the deposition of the Common Shares issued, provided herein that Focus has pledged the convertible notes as collateral for a loan referred to in Item 3 below.

SCHEDULE 13D

CUSIP No.	G64626 115

1	NAMES OF REPORTING PERSON Michail S. Zolotas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Greece

	7	SOLE VOTING POWER

NUMBER OF		17,047,166

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,059,474

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,047,166

WITH	10	SHARED DISPOSITIVE POWER

		2,059,474

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	19,106,640

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	61.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
Consists of (i) 872,584 Common Shares owned by Michail S. Zolotas, individually, (ii) 69,334 Common Shares owned by Terra Stabile A.E., (iii) 5,247 Common Shares owned by Meltemi Deck EPE, (iv) 2,059,474 Common Shares owned by Grandunion Inc. (“GU”), and (v) 16,100,001 Common Shares owned by Focus Maritime Corp.

SCHEDULE 13D

CUSIP No.	G64626 115

1	NAMES OF REPORTING PERSON Nicholas G. Fistes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		488,084

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,059,474

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		488,084

WITH	10	SHARED DISPOSITIVE POWER

		2,059,474

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,547,558

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
Consists of (i) 488,084 Common Shares owned by Nicholas G. Fistes individually and (ii) 2,059,474 Common Shares owned by GU.

EXPLANATORY NOTE
Except as specifically amended and supplemented by this Amendment No. 3, and by Amendment No. 2 filed on September 16, 2010 (“Amendment No. 2”) and by Amendment No. 1 filed on October 22, 2009 (“Amendment No. 1”), all other provisions of the Schedule 13D filed by the Reporting Persons on September 28, 2009 (the “Original Schedule 13D”) remain in full force and effect. The original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D, or Amendment No. 1 or Amendment No. 2.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 to the Schedule 13D is amended by incorporating by reference therein the information set forth in Item 5(a), (b) and (c) to this Amendment No. 3.
Item 4. Purpose of Transaction
The information in Items 5 and 6 are incorporated by reference herein and Item 4 to the Schedule 13D is amended and restated as follows:
Except as otherwise set forth in this Amendment No. 3, none of the Reporting Persons has any current or proposed plans relating to or which could result in:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
Item 5. Interest in Securities of the Issuer
The information in Item 6 is incorporated by reference herein and Items 5(a), (b) and (c) to the Schedule 13D is amended and restated as follows:
     GU is the beneficial owner of 2,059,474 Common Shares, representing 11.8% of the Common Shares of the Company. GU has the sole power to vote or direct the vote of, or to dispose or direct the disposition of, these shares. Effective as of February 29, 2012, the Voting Agreement between Rocket Marine Inc. and GU was terminated. As a result, the Rocket Marine shares previously subject to the Voting Agreement are no longer included in the beneficial ownership of GU, Michail S. Zolotas or Nicholas G. Fistes. Mr. Fistes and Mr. Zolotas each own 50% of the issued and outstanding capital stock of GU and share voting power of the Common Shares owned by GU. As such, each of Mr. Fistes and Mr. Zolotas may be deemed to be the beneficial owner of the Common Shares beneficially owned by GU.
     Focus is the beneficial owner of 16,100,001 Common Shares representing 51.5% of the Common Shares of the Company. Of the 16,100,001 Common Shares, 13,877,778 represent the Common Shares underlying the $124.9 million outstanding principal amount of the convertible notes (conversion price is $9.00 per share). Upon conversion of the convertible notes, Focus will have the sole power to vote or to direct the vote of, and to dispose or direct the disposition of, the Common Shares issued, provided, however, that Focus has pledged the convertible notes as collateral for the loan referred to in Item 3 of Amendment No. 1. Mr. Zolotas may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Focus.
     Meltemi Deck EPE (“Meltemi”) and Terra Stabile A.E. (“Terra”) beneficially own 69,334 Common Shares and 5,247 Common shares, respectively. Meltemi and Terra each has the sole power to vote or direct the vote of, or to dispose or direct the disposition of, their respective shares. These shares were acquired in February 15, 2012, in connection with a three-way settlement among the Company, Meltemi and Terra, and certain third party creditors in respect of certain trade payables owed to the third party creditors. Meltemi and Terra are controlled by Mr. Zolotas and, hence, the Common Shares owned by Meltemi and Terra may also be deemed to be beneficially owned by Mr. Zolotas.
     Mr. Zolotas individually owns 872,584 Common Shares, including 764,584 Common Shares received on January 2, 2012 in connection with Mr. Zolotas’ employment agreement (as described in Item 6), over which Mr. Zolotas has sole voting and investment control. Including the other Common Shares beneficially owned through affiliated entities, Mr. Zolotas may be deemed to beneficially own an aggregate of 19,106,640 Common Shares, or 61.1% of the outstanding Common Shares.
     Mr. Fistes individually owns 488,084 Common Shares, including 452,084 Common Shares received on January 2, 2012 in connection with Mr. Fistes’ employment agreement (as described in Item 6), over which Mr. Fistes has sole voting and investment control. Including the other Common Shares beneficially owned through affiliated entities, Mr. Fistes may be deemed to beneficially own an aggregate of 2,547,558 Common shares, or 14.6% of the outstanding Common Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information in Item 5 is incorporated by reference herein and Item 6 of the Schedule 13D is amended by incorporating by reference therein the information set forth below:
     The Company entered into employment agreements with Mr. Fistes and Mr. Zolotas as of January 2, 2012. The employment agreements entitle each executive to an annual base salary and an annual incentive bonus that is payable in Common Shares. The agreements are retroactive for the years 2010 and 2011 and effective until December 31, 2016, after which they will automatically renew for additional one-year periods, unless terminated in accordance with the terms of such agreements.
     Pursuant to the employment agreements, Messrs. Zolotas and Fistes will be entitled to the following compensation:
•	for the period between October 13, 2009 until the end of 2010, Messrs. Zolotas and Fistes will be entitled to an aggregate base salary of $1,300,000 and bonus of $300,000 which will be paid in shares priced at $24.00 per share, resulting in an aggregate of issuance of 66,667 shares;
•	for 2011, Messrs. Zolotas and Fistes will be entitled to an aggregate base salary of $1,300,000 and bonus of $300,000 which will be paid in shares priced at $2.00 per share, resulting in an aggregate of issuance of 800,000 shares; and
•	for each year from 2012 until the end of 2016, Messrs. Zolotas and Fistes will be entitled to an aggregate base salary of $1,450,000 and bonus of $1,450,000 which will be paid in shares priced at $2.00 per share, resulting in an aggregate of issuance of 1,450,000 shares.
     Under each employment agreement, upon a change in control of the Company, any stock based awards to the employee will vest. If prior to the effective date of a change of control or after the second anniversary of the effective date of a change in control, the employee is terminated without “cause” or resigns for “good reason,” the employee will be entitled to receive his then current base salary through the end of the expiration period of the agreement, in addition to any benefits accrued through the date of his termination. If on or after the effective date of a change of control and prior to the second anniversary of the effective date of the change of control, the employee is terminated without “cause” or resigns for “good reason,” the employee will be entitled to five times his then current base salary and five times the annual bonus for the prior year within 30 days following the effectiveness of the termination. If an executive’s employment is terminated for “cause” or voluntarily by the employee without “good reason,” the employee will not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination.
Item 7. Material to be Filed as Exhibits
Exhibit A: Joint Filing Undertaking

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRANDUNION INC.
Date: March 21, 2012	By:	/s/ Michail S. Zolotas
		Name:	Michail S. Zolotas
		Title:	Chief Executive Officer

FOCUS MARITIME CORP.
Date: March 21, 2012	By:	/s/ Michail S. Zolotas
		Name:	Michail S. Zolotas
		Title:	Chief Executive Officer

Date: March 21, 2012	By:	/s/ Michail S. Zolotas
		Name:	Michail S. Zolotas

Date: March 21, 2012	By:	/s/ Nicholas G. Fistes
		Name:	Nicholas G. Fistes

Exhibit A
JOINT FILING UNDERTAKING
The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Amendment No. 3 to Schedule 13D with respect to the common shares of NewLead Holdings Ltd. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Amendment No. 3 to Schedule 13D jointly on behalf of each such party.
Dated: March 21, 2012
GRANDUNION INC.

By:	/s/ Michail S. Zolotas

Name:	Michail S. Zolotas
Title:	Chief Executive Officer
FOCUS MARITIME CORP.

By:	/s/ Michail S. Zolotas

Name:	Michail S. Zolotas
Title:	Chief Executive Officer

/s/Michail S. Zolotas

Michail S. Zolotas

/s/Nicholas G. Fistes

Nicholas G. Fistes